EXHIBIT 99.1

Brookfield Renewable Completes Annual Filings

BROOKFIELD, News, March 01, 2024 (GLOBE NEWSWIRE) -- Brookfield Renewable (NYSE: BEP, BEPC; TSX: BEP.UN, BEPC) announced today the filing of its 2023 annual reports, including audited financial statements for the year ended December 31, 2023, on Forms 20-F with the SEC on EDGAR as well as with Canadian securities regulatory authorities on SEDAR.

These documents are available at bep.brookfield.com (or for Brookfield Renewable Corporation, at bep.brookfield.com/bepc), on SEC’s website at www.sec.gov and on SEDAR+’s website at www.sedarplus.ca. Hard copies will be provided to unitholders and shareholders free of charge upon request.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar and distributed energy and storage facilities in North America, South America, Europe and Asia. Our operating capacity totals almost 33,000 megawatts and our development pipeline stands at approximately 155,400 megawatts. Our portfolio of sustainable solutions assets includes our investments in Westinghouse (a leading global nuclear services business) and a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas and materials recycling.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power and transition company of Brookfield Asset Management, a leading global alternative asset manager with over $900 billion of assets under management.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
+44 7398 909 278	+1 416 649-8196
simon.maine@brookfield.com	alexander.jackson@brookfield.com